RSE INNOVATION, LLC

446 Broadway, 2nd Floor

New York, NY 10013

September 28, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Scott Anderegg, Staff Attorney

Re:RSE Innovation, LLC
Post-Qualification Amendment No. 8
Filed September 25, 2023

           File No. 024-11612

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Innovation, LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission at 9:00 a.m., Eastern Time, on Friday, September 29, 2023, or as soon thereafter as practicable.  Please note that we intend for this request to supersede our prior request for the above referenced Post-Qualification Amendment to be qualified as of October 10, 2023.

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ Chris Bruno

Chief Executive Officer & President of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Innovation Manager, LLC,

the Managing Member of RSE Innovation, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Lori B. Metrock, Esq., Maynard Nexsen PC.